SCHEDULE 13G

Amendment No. 0
Trizetto Group Incorporated
common stock
Cusip # 896882107


Cusip # 896882107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	2,578,672
Item 6:	0
Item 7:	2,586,172
Item 8:	0
Item 9:	2,586,172
Item 11:	13.15%
Item 12:	    HC


Cusip # 896882107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,586,172
Item 8:	0
Item 9:	2,586,172
Item 11:	13.15%
Item 12:	IN


Cusip # 896882107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,586,172
Item 8:	0
Item 9:	2,586,172
Item 11:	13.15%
Item 12:	    IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Trizetto Group Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		567 San Nicolas Drive
		Suite 360
		Newport Beach, CA  92660

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		896882107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	2,586,172

	(b)	Percent of Class:
	13.15%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	2,578,672

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	2,586,172

	(iv)	shared power to dispose or to direct the
disposition of:	0




Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Trizetto Group Incorporated. No one person's interest in the common stock of Trizetto Group
Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Trizetto Group Incorporate dated December 31,
1999 is true, complete and correct.

	February 14, 2000
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of FMR Corp. and its
direct and indirect
	subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,500 shares or 0.04% of the common stock outstanding of Trizetto Group Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the funds each has sole power to dispose of the 7,500 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Fidelity Ventures Limited ("FVL"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 1,289,336 shares or 6.559% of the outstanding common stock of the Company. FVL is a Massachusetts limited partnership. Fidelity Capital Associates, Inc., a Massachusetts corporation and a wholly-owned subsidiary of FMR Corp., is the general partner of FVL. The sole limited partner of FVL is FMR Corp.

	Fidelity Investors Limited Partnership ("FILP"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 874,126 shares or 4.447% of the outstanding common stock of the Company. Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company, is the general partner and investment manager of FILP, and is a n investment manager registered under Section 203 of the Investment Advisers Act of 1940.. The members of FIML and the limited partners of FILP are certain shareholders and employees of FMR Corp.

	Fidelity Investors II Limited Partnership ("FILP II"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 415,210 shares or 2.112% of the outstanding common stock of the Company. FIML is the general partner and investment manager of FILP II. The members of FIML and the limited partners of FILP II are certain shareholders and employees of FMR Corp.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Trizetto Group Incorporated dated December 31, 1999.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of FMR Corp. and its direct and
indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of Abigail P. Johnson

Fidelity Management & Research
Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel